September 18, 2009

By Facsimile:

United States Securities and Exchange Commission

Division of Corporate Finance

(703) 813-6982

Attention: Craig H. Arakawa, Division of Corporate Finance

RE:	Raven Gold Corporation

Form 10-K for the Fiscal Year Ended April 30, 2009

Filed August 13, 2009

File No. 333-126680

On behalf of Raven Gold Corp. (the “Company”), this letter is in response to the Staff’s letter dated September 2, 2009 (the “SEC Letter”) to the Company regarding the Company’s Form 10-K for the fiscal year ended April 30, 2009. The Company understands that, effective August 27, 2009, the Public Company Accounting Oversight Board (the “PCAOB”) revoked the registration Moore and Associates Chartered (“Moore”). The Company further understands and acknowledges that it may not include Moore’s audit reports or consent in its filings with the SEC made on or after August 27, 2009. At this point the Company has no plans of filing with the SEC any registration statements under the Securities Act of 1933. As a result, the next time that the Company anticipates making a filing with the SEC of any document that would include any fiscal year which Moore audited is the Company Annual Report on Form 10-K for the fiscal year ended April 30, 2010 (the “2010 Annual Report”). The Company intends to have its new independent auditors, Seale and Beers, CPAs (“S&B”) re-audit its fiscal year ended April 30, 2009 at the same time as S&B conducts its audit of the Company’s fiscal year ended April 30, 2010. In the event the Company is required to make any filing with the SEC containing any year audited by Moore prior to that time, it intends to engage S&B to re-audit all such years at that time.

The Company filed its Item 4.01 8-K announcing that Moore was no longer the Company’s certifying accountant today as well. The 8-K contains the language specified in the SEC Letter.

We trust you will find our responses have addressed your concerns and comments. Please contact me at (405) 728-3800 with any further questions or comments.

Sincerely,

/s/Mike Wood
Mike Wood
President and Chief Executive Officer